UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

13 May 2026

UNILEVER PLC

RESULTS OF ANNUAL GENERAL MEETING

Unilever PLC shareholders today approved each of the resolutions put to the 2026 Annual General Meeting. Resolutions 1 to 17 were passed as ordinary resolutions and resolutions 18 to 21 were passed as special resolutions. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for election or re-election and were duly elected or re-elected by the shareholders of Unilever PLC:

Srinivas Phatak, Fernando Fernandez, Adrian Hennah, Susan Kilsby, Ruby Lu, Judith McKenna, Ian Meakins, Benoît Potier, Nelson Peltz and Zoe Yujnovich.

POLL RESULTS - ANNUAL GENERAL MEETING, 13 MAY 2026

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2025 together with the Directors' Reports and the Auditor's Report	1,580,991,350	99.30%	11,157,844	0.70%	1,592,149,194	73.05%	2,854,936
2. To approve the Directors' Remuneration Report	1,555,794,771	97.63%	37,810,344	2.37%	1,593,605,115	73.12%	1,398,986
3. To approve the Directors' Remuneration Policy	1,472,503,925	95.69%	66,280,179	4.31%	1,538,784,104	70.60%	56,219,995
4. To elect Srinivas Phatak as a Director	1,580,475,082	99.17%	13,178,650	0.83%	1,593,653,732	73.12%	1,340,374
5. To re-elect Fernando Fernandez as a Director	1,583,231,485	99.34%	10,529,184	0.66%	1,593,760,669	73.13%	1,233,437
6. To re-elect Adrian Hennah as a Director	1,557,298,733	97.72%	36,270,781	2.28%	1,593,569,514	73.12%	1,424,359
7. To re-elect Susan Kilsby as a Director	1,484,064,632	93.13%	109,506,168	6.87%	1,593,570,800	73.12%	1,423,276
8. To re-elect Ruby Lu as a Director	1,570,537,480	98.56%	23,005,452	1.44%	1,593,542,932	73.12%	1,451,054
9. To re-elect Judith McKenna as a Director	1,575,620,267	98.95%	16,659,699	1.05%	1,592,279,966	73.06%	2,714,110
10. To re-elect Ian Meakins as a Director	1,553,382,104	97.47%	40,302,794	2.53%	1,593,684,898	73.12%	1,309,179
11. To re-elect Benoît Potier as a Director	1,586,832,733	99.58%	6,672,801	0.42%	1,593,505,534	73.12%	1,488,541
12. To re-elect Nelson Peltz as a Director	1,567,360,466	98.35%	26,323,593	1.65%	1,593,684,059	73.12%	1,309,852
13. To re-elect Zoe Yujnovich as a Director	1,585,635,702	99.51%	7,870,175	0.49%	1,593,505,877	73.12%	1,488,109
14. To reappoint KPMG LLP as Auditor of the Company	1,498,485,183	94.03%	95,188,929	5.97%	1,593,674,112	73.12%	1,319,965
15. To authorise the Directors to fix the remuneration of the Auditor	1,549,929,336	97.26%	43,705,464	2.74%	1,593,634,800	73.12%	1,357,540
16. To authorise political donations and expenditure	1,565,545,743	98.69%	20,765,439	1.31%	1,586,311,182	72.79%	8,681,990
17. To renew the authority to Directors to allot shares	1,514,649,146	95.04%	79,041,118	4.96%	1,593,690,264	73.12%	1,303,190
18. To renew the authority to Directors to disapply pre-emption rights	1,567,547,387	98.41%	25,396,198	1.59%	1,592,943,585	73.09%	2,049,235
19. To renew the authority to Directors to disapply pre-emption rights in connection with acquisitions or capital investments	1,567,877,041	98.42%	25,244,781	1.58%	1,593,121,822	73.10%	1,870,685
20. To renew the authority to the Company to purchase its own shares	1,589,650,031	99.79%	3,337,255	0.21%	1,592,987,286	73.09%	2,006,204
21. To shorten the notice period for General Meetings (other than Annual General Meetings) to 14 clear days' notice	1,491,770,465	93.59%	102,144,736	6.41%	1,593,915,201	73.13%	1,078,905

NOTES:

- The 'For' vote includes votes given at the Chair's discretion and details of proxy votes cast are included in the table above.
- As at close of business on 12 May 2026, the total number of issued ordinary shares of Unilever PLC was 2,185,205,247. Of those ordinary shares, 5,531,265 were held as treasury shares and 239,520 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Therefore, as at 11.30am on 13 May 2026, the total number of Unilever PLC ordinary shares with exercisable voting rights was 2,179,434,462.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with UK Listing Rule 6.4.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chair's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM.

Prakash Kakkad
Chief Legal Officer and Group Company Secretary

13 May 2026

Cautionary Statement:

This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith), the Group's ability to rewire our organisation for AI and the digital world, to deliver profit growth in line with our top-third total shareholder return ambition, to respond to channel shifts and pricing and other competitive pressures, and to maintain effectiveness of our cash management programmes and our liquidity, our plans with respect to the retained The Magnum Ice Cream Company stake, the Group's ability to focus on building Desire at Scale and Play to Win culture. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/P/ KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 13 May 2026
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